SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

NORTH AMERICAN PALLADIUM, LTD.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

656912102

(CUSIP Number)

David Nowak

Brookfield Place

181 Bay Street, Suite 300

Toronto, Ontario M5J 2T3

(416) 363-9491

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 656912102		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD ASSET MANAGEMENT INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,459,128 COMMON STOCK

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,459,128 COMMON STOCK

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,459,128 COMMON STOCK

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 92.0% OF THE OUTSTANDING COMMON STOCK

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 656912102		SCHEDULE 13D

1	Names of Reporting Persons PARTNERS LIMITED

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 53,459,128 COMMON STOCK

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 53,459,128 COMMON STOCK

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,459,128 COMMON STOCK

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 92.0% OF THE OUTSTANDING COMMON STOCK

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 656912102		SCHEDULE 13D

1	Names of Reporting Persons BROOKFIELD CAPITAL PARTNERS LTD.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ — Joint Filing

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization ONTARIO

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,459,128 COMMON STOCK

	8	Shared Voting Power 53,459,128 COMMON STOCK

	9	Sole Dispositive Power 53,459,128 COMMON STOCK

	10	Shared Dispositive Power 53,459,128 COMMON STOCK

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,459,128 COMMON STOCK

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 92.0% OF THE OUTSTANDING COMMON STOCK

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 656912102		SCHEDULE 13D

1	Names of Reporting Persons BCP III NAP L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization MANITOBA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 53,459,128 COMMON STOCK

	8	Shared Voting Power 53,459,128 COMMON STOCK

	9	Sole Dispositive Power 53,459,128 COMMON STOCK

	10	Shared Dispositive Power 53,459,128 COMMON STOCK

11	Aggregate Amount Beneficially Owned by Each Reporting Person 53,459,128 COMMON STOCK

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 92.0% OF THE OUTSTANDING COMMON STOCK

14	Type of Reporting Person (See Instructions) PN

EXPLANATORY NOTE

This Amendment No.1 to Schedule 13D is being filed to reflect the acquisition by BCP III NAP L.P. (“BCP”) of 7,9232,124 common shares of (“NAP Shares”) of North American Palladium Ltd. (“NAP”) pursuant to a rights offering (the “Rights Offering”) carried out under a court approved statutory plan of arrangement in accordance with section 192 of the Canada Business Corporations Act (the “Arrangement”). Information reported in the original Schedule 13D remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No.1.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 of this Schedule 13D is hereby supplemented as follows:

On September 14, 2015, BCP acquired an aggregate of 7,923,124 NAP Shares pursuant to a rights offering carried out under the Arrangement. These NAP Shares included 226,131 NAP Shares issued to BCP as consideration for BCP purchasing NAP shares which remained unsubscribed for by holders of rights at the expiry of the Rights Offering, pursuant to a backstop agreement between Brookfield and NAP dated June 18, 2015 ( the “Backstop Agreement”). The NAP Shares were acquired at a subscription price of $5.97 per NAP Share.

Item 5.   Interest in Securities of the Issuer

Item 5 of this Schedule 13D is hereby amended as follows:

(a)-(b)      As of the date hereof, the Reporting Persons may be deemed to be the beneficial owners of 53,459,128 NAP Shares and such NAP Shares represent approximate 92.0% of the issued and outstanding NAP Shares based on the number of NAP Shares outstanding as of September 14, 2015.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated:    September 16, 2015

BCP III NAP L.P., by its administrative general partner, BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ Jaspreet Dehl
	Name:	Jaspreet Dehl
	Title	Senior Vice President and Secretary

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ Jaspreet Dehl
	Name:	Jaspreet Dehl
	Title	Senior Vice President and Secretary

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

BROOKFIELD ASSET MANAGEMENT INC.

By:	/s/ A.J. Silber
	Name:	A.J. Silber
	Title	Vice President, Legal Affairs and Corporate Secretary

PARTNERS LIMITED

By:	/s/ Derek E. Gorgi
	Name:	Derek E. Gorgi
	Title:	Assistant Secretary

SCHEDULE I

BROOKFIELD CAPITAL PARTNERS LTD.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jaspreet Dehl, Director and Senior Vice President and Secretary	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Senior Vice President of Brookfield	Canada
Joseph Freedman, Director and Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Senior Managing Partner of Brookfield	Canada
David Nowak, Director and Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Managing Partner of Brookfield	Canada
Peter Gordon, Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Managing Partner of Brookfield	Canada
David Gregory, Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Vice President of Brookfield	Canada
Jon Haick, Senior Managing Partner	99 Bishopsgate London, UK EC2M 3XD	Senior Managing Partner of Brookfield and the Chief Executive Officer of Brookfield Europe.	Canada
Aaron Kline, Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Senior Vice President of taxation of Brookfield	Canada
Cyrus Madon, Senior Managing Partner	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Senior Managing Partner of Brookfield	Canada
Pierre McNeil, Senior Vice President	181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3	Senior Vice President and Chief Operating Officer of Brookfield’s private equity group	Canada
Jim Reid, Managing Partner	335 8th Avenue SW, Calgary, AB T2P 1C9	Managing Partner of Brookfield	Canada
Dean Schultz, Vice President	335 8th Avenue SW, Calgary, AB T2P 1C9	Vice President of Brookfield	Canada

SCHEDULE II

BROOKFIELD ASSET MANAGEMENT INC.

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jeffrey M. Blidner, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Angela F. Braly	832 Alverna Drive, Indianapolis, Indiana 46260	President & Founder, The Braly Group, LLC	U.S.A.
Jack L. Cockwell, Director	51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Group Chair of Brookfield	Canada
Marcel R. Coutu, Director	335 8th Avenue SW, Suite 1700 Calgary, Alberta T2P 1C9, Canada	Former President and Chief Executive Officer of Canadian Oil Sands Limited	Canada
J. Bruce Flatt, Director and Senior Managing Partner and Chief Executive Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Executive Officer of Brookfield	Canada
Robert J. Harding, Director	Brookfield Global Infrastructure Advisory Board 181 Bay Street, Suite 300, Brookfield Place, Toronto, Ontario M5J 2T3, Canada	Past Chairman of Brookfield	Canada
Maureen Kempston Darkes, Director	c/o 21 Burkebrook Place, Apt. 712, Toronto, Ontario M4G 0A2, Canada	Corporate Director of Brookfield and former President, Latin America, Africa and Middle East, General Motors Corporation	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400, Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada
Brian D. Lawson, Senior Managing Partner and Chief Financial Officer	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
Lance Liebman, Director	Columbia Law School, 435 West 116th Street, New York, New York 10027 —7297, U.S.A.	William S. Beinecke Professor of Law	U.S.A.
Philip B. Lind, Director	Rogers Communications Inc. 333 Bloor Street East, 10th Floor, Toronto, Ontario M4W 1G9, Canada	Co-Founder and Director of Rogers Communications Inc.	Canada
Frank J. McKenna, Director	TD Bank Group, P.O. Box 1, TD Centre, 66 Wellington St. West, 4th Floor, TD Tower, Toronto, Ontario M5K 1A2, Canada	Chair of Brookfield and Deputy Chair of TD Bank Group	Canada
Youssef A. Nasr, Director	P.O. Box 16 5927, Beirut, Lebanon	Corporate Director of Brookfield and former Chairman and CEO of HSBC Middle East Ltd. and former President of HSBC Bank Brazil	Lebanon and U.S.A.
Lord Augustine Thomas O’Donnell	P.O. Box 1, TD Centre, 66 Wellington St. W., 4th Floor, TD Tower Toronto, Ontario M5K 1A2, Canada	Chairman of Frontier Economics and Strategic Advisor, TD Bank Group	United Kingdom
Samuel J.B. Pollock, Senior Managing Partner	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner of Brookfield	Canada
Ngee Huat Seek, Director	168 Robinson Road #37 — 01 Capital Tower Singapore 068912	Former Chairman of the Latin American Business Group, Government of Singapore Investment Corporation	Singaporean
Diana L. Taylor, Director	Solera Capital L.L.C 625 Madison Avenue, 3rd Floor	Vice Chair, Solera Capital LLC	U.S.A.

New York, N.Y. 10022
George S. Taylor, Director	c/o R.R. #3, 4675 Line 3, St. Marys,Ontario N4X 1C6, Canada	Corporate Director of Brookfield	Canada
A.J. Silber, Vice-President, Legal Affairs and Corporate Secretary	181 Bay Street, Suite 300 Toronto, Ontario M5J 2T3, Canada	Vice-President, Legal Affairs and Corporate Secretary of Brookfield	Canada

SCHEDULE III

PARTNERS LIMITED

Name and Position of Officer or Director	Principal Business Address	Principal Occupation or Employment	Citizenship
Jack. L. Cockwell, Director and Chairman	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Group Chair of Brookfield	Canada
J. Bruce Flatt, Director	181 Bay Street, Brookfield Place, Suite 300, Toronto, ON M5J 2T3	Senior Managing Partner and Chief Executive Officer of Brookfield Asset Management Inc.	Canada
David W. Kerr, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Halmont Properties Corp.	Canada
Brian D. Lawson, Director and President	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner and Chief Financial Officer of Brookfield	Canada
George E. Myhal, Director	Partners Value Fund Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	President and CEO, Partners Value Fund Inc.	Canada
Timothy R. Price, Director	c/o 51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Chairman, Brookfield Funds	Canada
Samuel J.B. Pollock, Director	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Managing Partner	Canada
Tony E. Rubin, Treasurer	51 Yonge Street, Suite 400 Toronto, Ontario M5E 1J1, Canada	Accountant	Canada
Lorretta Corso, Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Corporate Secretarial Administrator	Canada
Derek Gorgi, Assistant Secretary	Brookfield Asset Management, Inc., 181 Bay Street, Brookfield Place, Suite 300, Toronto, Ontario M5J 2T3, Canada	Senior Vice President	Canada